UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 353rd MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER, 27th, 2018

1.         DATE, TIME AND PLACE: At 9 a.m., on September, 27th, 2018 at Engenheiro Miguel Noel Nascentes Burnier Road, nº.1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2nd, Article 17 of the Bylaw of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraph 1st, Article 17 of the Bylaw.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Gustavo Sablewski.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i)To take cognizance of the managerial highlights and material facts occurred since the last Ordinary meeting of the Board of Directors, as reported by the Chief Executive Officer.

(ii) To recommend, in terms of Resolution N. 2018100-C, the favorable vote to its representatives in the Extraordinary General Meeting/Partners’ Meeting of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Planalto Ltda. (“CPFL Planalto”), CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”), Clion Assessoria e Comercialização de Energia Elétrica Ltda. (“CPFL Meridional”) and CPFL Brasil Varejista S.A. (“CPFL Brasil Varejista”), alltogether “CPFL’s Trading Companies”, to approve the renewal of the power purchase and sales amount limit according.

(iii) To recommend, in terms of Resolution N. 2018099-C, the favorable vote to its representatives in the deliberative bodies of the controlled companies, for approval of the proposal for declaration of interim dividend, to be attributed to the minimum mandatory dividend for 2018, considering that the payment to shareholders/quota-holders will occur on a date to be defined by the respective Board of Executive Officers, according to the available cash, in the amounts shown below:

a) To CPFL Planalto, dividends amounting to R$ 1,753,509.62 (one million, seven hundred and fifty-three thousand, five hundred and nine reais and sixty-two cents);

b) To CPFL Atende Centro de Contatos e Atendimentos Ltda. ("CPFL Atende”), dividends amounting to R$ 3,124,242.99 (three million, one hundred and twenty-four thousand, two hundred and forty-two reais and ninety-nine cents);

c) To Nect Serviços Administrativos Ltda. ("Nect”), dividends amounting to R$ 5,000,000.00 (five million reais);

d) To CPFL Total Serviços Administrativos Ltda. ("CPFL Total”), dividends amounting to R$ 11,419, 883.49 (eleven million, four hundred and nineteen thousand, eight hundred and eighty-three reais and forty-nine cents);

e) To CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras”), dividends amounting to R$ 748,377.62 (seven hundred and forty-eight thousand, three hundred seventy-seven reais and sixty-two cents);

f) To TI NECT Serviços de Informática Ltda. ("Authi”), dividends amounting to R$ 7,000,000.00 (seven million reais);

g) To Centrais Elétricas da Paraíba S.A. ("Epasa”), dividends amounting to R$ 63,322,887.12 (sixty-three million, three hundred and twenty-two thousand, eight hundred and eighty-seven reais and twelve cents).

(iv) To recommend the appointment of Mr. Ricardo Motoyama de Almeida to be elected, by the Shareholders’ Meetings/Partners’ Meetings, as President/Superintendent of the following subsidiaries: CPFL Brasil; CPFL Meridional; CPFL Cone Sul; CPFL Brasil Varejista; CPFL Sul Geradora and CPFL Planalto.

(v) To recommend, in terms of Resolutions N. 2018098-C e 2018104-S, the favorable vote to its representatives in the deliberative bodies of the controlled companies for contracting among the distribution companies, for (i) provision of transformers services, (ii) provision of equipment refurbishment services and (iii) sale of scrap for reverse logistics, with all taxes and expenses included, for a period of execution of 60 (sixty) months.

The following items were presented: (a) California Project; (b) Project BBCE; (c) Monitoring of the Succession Plan; (d) Long-Term Incentive Plan (ILP) granting; (e) Business Development Follow Up; (f) Monthly Results (July/2018); (g) Monthly Health and Safety Report; and (h) Pipeline (Sept/Dec).

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Yang Qu, Mr. Andre Dorf, Mr. Yumeng Zhao, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, September 27th, 2018.

Bo Wen

(Chairman)

Gustavo Sablewski

(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 8, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.